

May 17, 2024

Andrew Milgram
Chief Executive Officer
Marblegate Capital Corp
411 Theodore Fremd Avenue
Suite 206S
Rye, New York 10580

      Re: Marblegate Capital Corp
          Amendment No. 5 to Draft Registration Statement on Form S-4
          Supplemental Response Submitted April 5, 2024
          CIK No. 0001965052

Dear Andrew Milgram:

We have reviewed your supplemental response and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 11, 2024 letter.

Correspondence filed April 5, 2024

General

1. Based on your analysis, the Company does not appear to be eligible for the exclusions provided by Sections 3(c)(5)(A) and/or (B). Accordingly, please provide any alternative analysis for why the Company believes it does not meet the definition of an investment company under Section 3(a)(1) of the Investment Company Act. Please describe in your response any legal and factual support for your analysis.

2. Please note that we continue to consider your accounting policies and disclosure detailed in your prior responses related to your application of ASC 946 and may have further comments.

Management's Discussion and Analysis of Depalma, page 196

3.   We note your response to prior comment 11. Please further revise MD&A to clarify the extent to which Septuagint's delays have impacted your strategy as discussed on pages 189 and 191. In this regard, we note the statement on page 188 that, as of September 30, 2023, Septuagint utilized 199 Owned Medallions and managed a fleet of approximately 199 vehicles and 235 drivers. We also note Septuagint's strategy to "grow into a profitable fleet" as well as your belief that "this growth will allow [you] to continue to increase cash flows from Owned Medallions while also developing a pipeline of taxi drivers for the future sale of medallions, which could include related seller financing." Please revise to update the numbers regarding Septuagint's working fleet as of the most recent practicable date and revise MD&A to address such trends, including with respect to cash flow from Owned Medallions.

Please contact Michael Volley at 202-551-3437 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance